AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 9, 2020

1933 Act File No. 333-216033

1940 Act File No. 811-23230

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☑REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO. __

☑ POST-EFFECTIVE AMENDMENT NO. 3

☑ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☑ AMENDMENT NO. 8

ALPHACENTRIC PRIME MERIDIAN INCOME FUND

Principal Executive Offices

36 North New York Avenue

Huntington, NY 11743

1-631-629-4237

Agent for Service

The Corporation Trust Company

Corporate Trust Center

1209 Orange Street

Wilmington, DE 19801

Copies of information to:

Michael P. O’Hare, Esq. Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018(215) 564-8198

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

It is proposed that this filing will become effective on April 20, 2020 pursuant to Rule 486(b)(iii) under the Securities Act.

This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

EXPLANATORY NOTE

Parts A, B, and C filed in Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 of AlphaCentric Prime Meridian Income Fund, as filed with the Securities and Exchange Commission pursuant to Rule 486(a) under the Securities Act of 1933 on February 6, 2020 (Accession Number 0001580642-20-000567), are herein incorporated by reference. This filing is being made pursuant to Rule 486(b)(1)(iii) under the Securities Act of 1933 to extend the effectiveness of Post-Effective Amendment No. 1 to the Registration Statement until April 20, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement under rule 486(b) under the Securities Act and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Huntington, State of New York, on the 9th day of April 2020.

ALPHACENTRIC PRIME MERIDIAN INCOME FUND

By: /s/George Amrhein

George Amrhein

President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date(s) indicated:

/s/ George Amrhein George Amrhein	President	April 9, 2020
* Peter Lowden Peter Lowden	Treasurer	April 9, 2020
*Tobias Caldwell Tobias Caldwell	Trustee	April 9, 2020
*Stephen Lachenauer Stephen Lachenauer	Trustee	April 9, 2020
*Donald McIntosh Donald McIntosh	Trustee	April 9, 2020

*By:	/s/ Jennifer Bailey
Jennifer Bailey
Attorney-in-Fact - Pursuant to Power of Attorney previously filed.